Exhibit 99.1

Rogers Telecom Commences Tender Offer and Consent Solicitation
for its 10.625% Senior Secured Notes due 2008

TORONTO, August 30 /CNW/ - Rogers Communications Inc. (“RCI”) and Rogers Telecom Holdings Inc. (“Rogers Telecom”), a wholly owned subsidiary of RCI and formerly Call-Net Enterprises Inc., announced today that Rogers Telecom is commencing a cash tender offer (the “Tender Offer”) for any and all of its US$222.9 million aggregate principal amount of 10.625% Senior Secured Notes due 2008 (CUSIP No. 130910AJ1)(the “Notes”) and a consent solicitation (the “Solicitation”) to amend the related indenture.

Rogers Telecom is making the Tender Offer in order to acquire the outstanding Notes and eliminate the associated interest expense. The consents are being solicited to eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the indenture governing the Notes. Rogers Telecom intends to finance the Tender Offer and the Solicitation, together with the fees and expenses incurred in connection therewith, with proceeds contributed to it by RCI, which proceeds will be comprised of distributions and/or repayment of intercompany advances from one or more operating subsidiaries of RCI. The subsidiaries will use drawdowns under revolving term bank credit facilities and cash on hand to fund the distributions and/or repayment of intercompany advances to RCI.

The Tender Offer and the Solicitation are being made upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated August 30, 2005 (the “Statement”) and related materials, copies of which will be delivered to all record holders of the Notes. The Tender Offer will expire at 11:59 p.m., New York City time, on September 27, 2005 (the “Expiration Time”) unless extended or earlier terminated by Rogers Telecom. Holders of Notes must validly tender their Notes and consents to the proposed amendments at or prior to 5:00 p.m., New York City time, on September 13, 2005 (the “Consent Payment Deadline”), unless extended or earlier terminated by the Company, in order to receive the total consideration (as defined below). Rogers Telecom has reserved the right to terminate, withdraw, amend or extend the Tender Offer and the Solicitation in its discretion. Holders may not tender their Notes without delivering consents or deliver consents without tendering their Notes. Rogers Telecom’s obligation to accept and pay for Notes validly tendered in the Tender Offer is subject to the terms and conditions set forth in the Statement and related materials. Holders should consult the Statement and related materials in their entirety for a full description of the terms and conditions of the Tender Offer and the Solicitation.

The total consideration to be paid for each $1,000 principal amount of Notes validly tendered and accepted for payment will be a price, calculated in accordance with standard market practice as described in the Statement, intended to result in a yield to the earliest redemption date for the Notes (January 1, 2006) equal to the sum of (i) the bid-side yield to maturity on the 1.875% U.S. Treasury Note due December 31, 2005, as calculated by the dealer manager and solicitation agent in accordance with standard market practice as of 2:00 p.m., New York City time, on September 13, 2005, unless such date is extended, as reported on the Bloomberg Government Pricing Monitor on

Page PX3, and (ii) a fixed spread of 50 basis points, which consideration includes a consent payment of $30 for each $1,000 principal amount of Notes validly tendered. Holders also will be paid accrued and unpaid interest to, but not including, the settlement date. Holders that tender Notes after the Consent Payment Deadline will not be eligible to receive the consent payment. Promptly following the final calculation of the consideration for the Notes, Rogers Telecom will publicly announce, by press release, the pricing information. The initial settlement date is expected to be September 14, 2005.

Citigroup Global Markets Inc. is acting as the dealer manager and solicitation agent for the Tender Offer and the Solicitation. Questions regarding the tender offer and consent solicitation or requests for documents may be directed to Citigroup Global Markets Inc., Liability Management Group, at (800) 558-3745 (U.S. toll free) and (212) 723-6106 (collect) or Global Bondholder Services Corporation, the Information Agent, at (866) 470-3800 (U.S. toll-free) and (212) 430-3774 (collect).

None of Rogers Telecom, RCI, the dealer manager and solicitation agent or the information agent make any recommendations as to whether or not holders should tender their Notes pursuant to the Offer or consent to the proposed amendments, and no one has been authorized by any of them to make such recommendations.

This announcement is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to buy new securities of Rogers Telecom or RCI.

Cautionary Statement Regarding Forward Looking Information:

This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions and are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, many of which are beyond our control, including but not limited to the ability of the companies to close the transaction and integrate the acquired operations, economic conditions, technological change, regulatory change and competitive factors. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent annual and interim reports and forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

About the Companies:

Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc.) was acquired by Rogers Communications Inc. on July 1, 2005 and through its wholly owned subsidiary Rogers Telecom Inc. (formerly Sprint Canada Inc.) is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Rogers Telecom owns and operates an extensive national fibre network, has over 150 co-locations in major urban areas across Canada including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.sprint.ca.

Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services and video retailing; and Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

For further information: Investment Community Contacts: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com